SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Maris-Tech Ltd.

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

M68057104

(CUSIP Number)

Israel Bar

2 Yitzhak Modai Street, Rehovot, 7608804, Israel

+972.72.2424022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M68057104	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Israel Bar
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,483,425(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,483,425(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,483,425(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 31.05%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	As of February 13, 2023, Israel Bar (the “Reporting Person”) is the beneficial owner of 2,483,425 shares of Ordinary Shares, no par value per share (“Ordinary Shares”), of Maris-Tech Ltd. (the “Issuer”).
(2)	Based on a total of 7,999,216 Ordinary Shares, outstanding as of February 13, 2023, as reported by the Issuer to the Reporting Person.

CUSIP No. M68057104	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Maris-Tech Ltd.

(b)	Address of Issuer’s Principal Executive Offices: 2 Yitzhak Modai Street, Rehovot, 7608804, Israel

Item 2.

(a)	Name of Person Filing: Israel Bar

(b)	Address of Principal Offices or, if None, Residence: 2 Yitzhak Modai Street, Rehovot, 7608804, Israel

(c)	Citizenship: Israel

(d)	Title of Class of Securities: Ordinary Shares

(e)	CUSIP Number: M68057104

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

2,483,425 Ordinary Shares held directly

(b)	Percent of class:

31.05%(1)

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 2,483,425 Ordinary Shares

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,483,425 Ordinary Shares

(iv) Shared power to dispose or to direct the disposition of: 0

(1)	Based on a total of 7,999,216 Ordinary Shares, outstanding as of February 13, 2023, as reported by the Issuer to the Reporting Person.

CUSIP No. M68057104	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. M68057104	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

ISRAEL BAR

/s/ Israel Bar